Troutman Sanders llp
A T T O R N E Y S   A T   L A W
A LIMITED LIABILITY PARTNERSHIP
BANK OF AMERICA PLAZA
600 PEACHTREE STREET, N.E. — SUITE 5200
ATLANTA, GEORGIA 30308-2216
www.troutmansanders.com
TELEPHONE: 404-885-3000
FACSIMILE: 404-885-3900

Larry W. Shackelford	Direct Dial: (404) 885-3926
larry.shackelford@troutmansanders.com	Direct Fax: (404) 962-6548
September 4, 2008
Mr. Matt McNair
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Home Federal Holdings Corporation
Registration Statement on Form S-1
Filed June 10, 2008
File No. 333-151561
Dear Mr. McNair:
     On behalf of Home Federal Holdings Corporation (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter, dated June 24, 2008 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the above referenced Registration Statement on Form S-1 (the “Form S-1”). Along with this letter, we are transmitting, for filing, Amendment No. 1 to the Form S-1 (as amended, the “Amended Form S-1”).
     In addition to providing the Company’s responses to the comments contained in the Comment Letter, the Company has made certain other changes as reflected in the Form S-1 to update its disclosure. These changes include the addition of Mr. Robert B. Wise as the chief executive officer and vice chairman of the board of directors of the Company and Home Federal Bank, National Association (the “Bank”), as well as chief lending officer of the Bank. In connection with the addition of Mr. Wise, the Company has realigned the responsibilities of the executive management of the Company and Home Federal Bank, including the designation of Mr. Clyde A. McArthur as the chief financial officer of the Company. Mr. McArthur has 34 years of banking experience and has served as chief financial officer for various Georgia banks during the last seventeen years.
     Although not a required disclosure, the Form S-1 also reflects the designation of Mrs. Rita Gray as the chief financial officer of the Bank. Finally, the Form S-1 reflects a decrease in the minimum offering from 1,575,000 to 1,500,000 shares of the Company’s common stock.

Troutman Sanders llp
A T T O R N E Y S A T LAW
A LIMITED LIABILITY PARTNERSHIP
Mr. Matt McNair
United States Securities and Exchange Commission
September 4, 2008

     As a courtesy to the Staff, we are providing three paper copies of the Amended Form S-1 under separate cover, two of which have been marked to show the changes effected by the Amended S-1 in response to comments of the Staff. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Comment Letter.
     We respond to the specific comments of the Staff as follows:
General
1.	It appears that while you have registered the common stock underlying the warrants, you have not included those shares as part of the prospectus. Please advise the staff whether you plan to revise the prospectus to include the underlying shares after the offering is complete and whether you intend to keep the prospectus current while the warrants are exercisable.
          Response:
The Company has revised the prospectus to include the shares of common stock underlying the warrants. The Company plans to keep the prospectus current while the warrants are exercisable.
2.	Please include a brief discussion of the current economic environment in south Hall County. Where appropriate, discuss the effect you believe current economic conditions will have on the bank. For example, describe whether you anticipate making fewer loans due to reduced building efforts and/or fewer home purchases in the bank’s market area.
          Response:
The prospectus has been revised to include a brief discussion of the current economic conditions in south Hall County.
3.	Disclose whether making subprime or low documentation loans will be part of the bank’s business strategy.
          Response:
Home Federal Bank, N.A. will not make subprime or low documentation loans as part of its business strategy.

Troutman Sanders llp
A T T O R N E Y S A T LAW
A LIMITED LIABILITY PARTNERSHIP
Mr. Matt McNair
United States Securities and Exchange Commission
September 4, 2008

4.	You disclose that the amount outstanding under the line of credit will be repaid once the funds from the subscription escrow account are released. However, according to your disclosure, the loan was due on June 6, 2008, which has already passed. Please discuss the implications, such as penalties and interest, which are likely to result from untimely repayment, or, if the due date has been extended, please disclose the new due date.
          Response:
The prospectus has been revised to disclose that the Company and Nexity Bank, the lender under the line of credit, have extended the due date of the line of credit until December 31, 2008 with a new maximum line amount of $1,500,000. A copy of the amendment to the line of credit is included as Exhibit 10.8 to the Amended Form S-1.
5.	Prior to the effectiveness of the registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriters has received clearance by the Financial Industry Regulatory Authority (formerly NASD). Refer to NASD Rule of Conduct 2710.
          Response:
The Company has determined not to use the services of Commerce Street Capital or any other underwriter in connection with the offering. Accordingly the prospectus has been revised to remove references to Commerce Street Capital and any compensation to underwriters.
6.	Please note the updating requirements of Rule 3-12 of Regulations S-X.
          Response:
The financial statements in the prospectus have been revised to include unaudited interim financial statements for the Company as of June 30, 2008.
7.	Please advise the staff regarding any moneys, other than salaries, paid to the organizers, proposed board members or proposed officers of Home Federal. Please also discuss any payments to affiliates, family members or affiliated entities of the organizers, board members or officers.
          Response:
Other than as disclosed in Certain Relationships and Related Party Transactions, no payments other than salaries and benefits have been made to affiliates, family members or affiliated entities of the organizers, board members or officers.

Troutman Sanders llp
A T T O R N E Y S A T LAW
A LIMITED LIABILITY PARTNERSHIP
Mr. Matt McNair
United States Securities and Exchange Commission
September 4, 2008

Prospectus Cover Page
8.	Revise the cover page to list Commerce Street Capital as an underwriter. Please refer to Item 501(b)(8) of Regulation S-K.
          Response:
The Company has determined not to use the services of Commerce Street Capital or any other underwriter in connection with the offering. Accordingly the prospectus has not been revised to disclose the involvement of any underwriter in the offering.
Summary
9.	Please revise the preamble to state that it provides an overview of the “material” aspects of the offering and remove the middle sentence.
          Response:
The preamble has been revised to make clear that the summary provides an overview of the material aspects of the offering and to remove the middle sentence.
10.	Revise the Offering Conditions subsection to clarify, if true, that you must receive subscriptions worth $15,750,000 in order to break escrow.
          Response:
The Offering Conditions subsection has been revised to make clear that the Company must receive subscriptions worth $15,000,000, the new minimum offering amount, in order to break escrow.
11.	Revise the Summary to discuss the impact upon the investment by subscribers in the event of a liquidation after you have broken escrow, including the payment of any expenses.
          Response:
The Summary has been revised to better disclose the impact upon subscribers’ investments of a liquidation after the release of subscription funds from escrow, including the payment of pre-opening expenses.

Troutman Sanders llp
A T T O R N E Y S A T LAW
A LIMITED LIABILITY PARTNERSHIP
Mr. Matt McNair
United States Securities and Exchange Commission
September 4, 2008

Risk Factors, page 8
12.	The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company’s inability to offer investors assurances as to certain aspects of the offering. Instead of stating the company’s inability to offer assurances, revise the disclosure to merely discuss the material risks posed by the uncertainties addressed rather than your ability to offer assurance. Please refer to page 8, 9, 11 and 12.
          Response:
The disclosure in the Risk Factor section has been revised to remove offers of assurances or statements of the Company’s inability to offer assurances and to only discuss the material risks posed by the relevant uncertainties.
Management’s Discussion and Analysis, Page 23
13.	Revise your disclosure to discuss the consulting services which Home Federal has purchased during the organizational phase. Also, please discuss the services and duties of the employees who have been paid during the organizational phase.
          Response:
The prospectus has been revised to disclose the consulting services purchased by the Company during its organization and the services and duties of the employees who have been paid during its organization.
Description of Proposed Business
Market Opportunities
Competition, page 27
14.	Please revise this section to more clearly describe what the Herfindahl-Hirschman Index tells investors about the bank’s market area.

Troutman Sanders llp
A T T O R N E Y S A T LAW
A LIMITED LIABILITY PARTNERSHIP
Mr. Matt McNair
United States Securities and Exchange Commission
September 4, 2008

          Response:
The prospectus has been revised to explain that the highly-concentrated nature of the Bank’s market area, as represented by the Herfindahl-Hirschman Index, means that the Bank will face a smaller number of relatively larger competitors and that the Company believes that this highly-concentrated nature complements the Company’s business plan to be a locally owned financial institution engaged in relationship banking.
Management
General, page 35
15.	Please disclose the names of the de-novo entities of which Mr. McArthur helped to organize and open.
          Response:
The prospectus has been revised to disclose the names of the de novo entities of which Mr. McArthur helped to organize and open.
Executive Compensation, page 41
16.	Item 402(a)(3)(ii) of Regulation S-K requires disclosure of the compensation paid to a registrant’s principal financial officer. Please confirm that you did not have a person acting in a capacity similar to a principal financial officer, please provide the information required by Item 402 of Regulation S-K.
          Response:
The Company did not have a person acting in a capacity similar to a principal financial officer in fiscal year 2007.
Undertakings, page II-3
17.	Please include the undertaking required by Item 512(f) of Regulation S-K.
          Response:
The Registration statement has been revised to include the undertaking required by Item 512(f) of Regulation S-K.

Troutman Sanders llp
A T T O R N E Y S A T LAW
A LIMITED LIABILITY PARTNERSHIP
Mr. Matt McNair
United States Securities and Exchange Commission
September 4, 2008

Exhibits
Exhibits 5.1
18.	Please revise the legality opinion to indicate that the warrants to be issued are legal, binding obligations of the registrant under the state contract law governing the warrant agreement.
          Response:
The legality opinion in Exhibit 5.1 has been revised to indicate that the warrants to be issued are legal, binding obligations of the registrant under the state contract law governing the warrant agreement.
*    *    *    *    *
     In the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Troutman Sanders llp
A T T O R N E Y S A T LAW
A LIMITED LIABILITY PARTNERSHIP
Mr. Matt McNair
United States Securities and Exchange Commission
September 4, 2008

     We hope the foregoing information addresses the Staff’s comments regarding the Form S-1. If you have any questions regarding this letter, please do not hesitate to contact me at 404-885-3926.

Sincerely,
TROUTMAN SANDERS LLP
/s/ Larry W. Shackelford
Larry W. Shackelford
cc: Clyde McArthur